Exhibit 12

Genworth Life and Annuity Insurance Company

Statement of Ratio of Income to Fixed Charges

(Dollar amounts in millions)

	Six months ended June 30, 2008	Years ended December 31,
		2007	2006	2005	2004	2003
Income (loss) before income taxes and equity in net income (loss) of subsidiary	$(37.7)	$405.9	$548.0	$418.5	$367.3	$242.6

Fixed charges:
Interest expense(1)	83.3	205.1	134.0	48.7	24.5	43.5
Interest portion of rental expense	0.2	3.5	2.9	2.6	2.5	2.7

Subtotal	83.5	208.6	136.9	51.3	27.0	46.2
Interest credited to investment contractholders	235.0	541.3	496.7	456.0	487.0	742.5

Total fixed charges	318.5	749.9	633.6	507.3	514.0	788.7

Income available for fixed charges (including interest credited to investment contractholders)	$280.8	$1,155.8	$1,181.6	$925.8	$881.3	$1,031.3

Income available for fixed charges (excluding interest credited to investment contractholders)	$45.8	$614.5	$684.9	$469.8	$394.3	$288.8

Ratio of income to fixed charges (including interest credited to investment contractholders)	0.88	1.54	1.87	1.82	1.71	1.31
Ratio of income to fixed charges (excluding interest credited to investment contractholders)	0.55	2.95	5.00	9.17	14.61	6.25

(1)	Interest expense primarily relates to interest on our non-recourse funding obligations as further described in note 6 under “Item 1—Condensed Consolidated Financial Statements.”